Exhibit 99.1

Skillful Craftsman Education Technology Limited

February 6, 2025

Dear Stockholder:

You are cordially invited to attend the 2025 Extraordinary General Meeting (the “Extraordinary Meeting”) of Stockholders of Skillful Craftsman Education Technology Limited (the “Company”) to be held at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, China, on March 14, 2025, at 10:00 a.m. local time.

Information regarding the matter to be voted on at the Extraordinary Meeting is contained in the attached Proxy Statement and Notice of Extraordinary General Meeting of Stockholders. We urge you to read the proxy statement carefully.

The notice, proxy statement and proxy card are expected to be mailed to all stockholders of record on or about February 13, 2025.

Because it is important that your shares be voted at the Extraordinary Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a stockholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

Sincerely,

/s/ Bin Fu
Bin Fu
Chief Executive Officer and Chairman of the Board

Skillful Craftsman Education Technology Limited

NOTICE OF Extraordinary GENERAL MEETING OF STOCKHOLDERS

To Be Held March 14, 2025

TO THE STOCKHOLDERS OF Skillful Craftsman Education Technology Limited:

NOTICE HEREBY IS GIVEN that the 2025 Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”) of Skillful Craftsman Education Technology Limited (the “Company”) will be held at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, China, on March 14, 2025, at 10:00 a.m. local time, to consider and act upon the following:

ORDINARY RESOLUTION

1.	THAT: To approve (i) the termination of the VIE (variable interest entity) Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement dated July 17, 2019 (“Termination of VIE Agreements”), (ii) the Termination Agreement for VIE Agreements attached hereto as Annex A (the “Terminational Agreement”); and (iii) the Equity Interest Pledge Release Agreement to release the pledged equity interest of the VIE upon the termination of VIE Agreements, attached hereto as Annex B (the “Pledge Release Agreement”).

Stockholders of record at the close of business on February 6, 2025 are entitled to receive notice of and to vote at the Extraordinary Meeting and any adjournments thereof. A complete list of these stockholders will be open for the examination of any stockholder of record at the Company’s office located at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, China for a period of ten days prior to the Extraordinary Meeting. The list will also be available for the examination of any stockholder of record present at the Extraordinary Meeting. The Extraordinary Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

All stockholders must present a form of personal photo identification in order to be admitted to the Extraordinary Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Extraordinary Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on February 6, 2025.

By Order of the Board of Directors	/s/ Bin Fu
Bin Fu
Chief Executive Officer and Chairman of the Board

February 6, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON March 14, 2025:

This Notice and Proxy Statement are available online at https://ts.vstocktransfer.com/irhlogin/I-SKILLFULCRAFTS, and please find them under the “Documents & Forms” tab.

WHETHER OR NOT YOU PLAN TO ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

Skillful Craftsman Education Technology Limited

PROXY STATEMENT

FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To Be Held March 14, 2025

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on March 14, 2025, and at any adjournment or adjournments thereof, at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, China.

This Proxy Statement and the accompanying form of proxy card and notice are expected to be mailed on or about February 13, 2025 to the stockholders of the Company entitled to vote at the Extraordinary Meeting.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek stockholders’ approval of the following resolutions:

ORDINARY RESOLUTION

(1)	THAT: To approve (i) the termination of the VIE (variable interest entity) Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement dated July 17, 2019 (“Termination of VIE Agreements”), (ii) the Termination Agreement for VIE Agreements attached hereto as Annex A (the “Terminational Agreement”); and (iii) the Equity Interest Pledge Release Agreement to release the pledged equity interest of the VIE upon the termination of VIE Agreements, attached hereto as Annex B (the “Pledge Release Agreement”) (the “Proposal”).

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only stockholders of record of our Ordinary Shares at the close of business on February 6, 2025 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, no preferred shares were issued and outstanding.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

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Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if the holders of a majority of the shares of the Company are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Stockholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the Proposal. Stockholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

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●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our stockholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

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THE PROPOSAL

IN RESPECT OF Termination of the VIE Agreements and Release of Pledged VIE Shares

Due to the legal restrictions on foreign ownership in certain internet-based businesses, including online education services in China, the Company has conducted its online education services through Wuxi Kingway Technology Co., Ltd. a variable interest entity of the Company in China (“VIE”) and has relied upon the VIE agreements entered by Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of the Company (“WOFE”), VIE and the shareholders of VIE on July 17, 2019 to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of the VIE agreements, the Company is considered as the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

Due to the decreased demand and changes in the market environment for online education services in China, the Company has made changes to its business development strategies and the business of VIE is no longer align with the new strategic plan of the Company. The Board has considered and believed it is in the best interest of the Company to terminate the VIE agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement dated July 17, 2019 (“VIE Agreements”). The management of the Company has prepared and negotiated a Termination Agreement for VIE Agreements (the “Termination Agreement”) to terminate the VIE Agreements, attached hereto as Annex A and an Equity Interest Pledge Release Agreement to release the pledged equity interest of the VIE upon the termination of VIE Agreements (the “Pledge Release Agreement”) attached hereto as Annex B. The Board has approved to dismantle the VIE structure, the termination of the VIE Agreements, the Termination Agreement and Pledge Release Agreement.

Required Vote. Assuming that a quorum is present, the Proposal will be approved if passed by a simple majority of the votes cast by such stockholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Extraordinary Meeting. Abstentions and broker non-votes have no impact on the appointment of director nominees pursuant to this proposal.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE Termination of VIE Agreements, THE Termination Agreement AND THE Pledge Release Agreement.

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OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212) 828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

BY ORDER OF THE BOARD OF DIRECTORS

February 6, 2025	/s/ Bin Fu
Bin Fu
Chief Executive Officer and Chairman of the Board

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Annex A

Termination Agreement of VIE Agreements

THIS TERMINATION AGREEMENT OF VIE AGREEMENTS (this “Agreement”) is entered into and effective as of the day of ______, 2025 (the “Effective Date”) in Wuxi, Jiangsu Province, People’s Republic of China (the “PRC”), excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan for the purpose of this Agreement, by and among the following parties:

Party A: Skillful Craftsman Network Technology (WUXI) Co. Ltd.

Address: Room 0405, Building 1, No. 311, Yanxin Road, Huishan Economic Development Zone, Wuxi, China

Unified Social Credit Code:

Party B: Wuxi Kingway Technology Co. Ltd.

Address: Room 0403, Building 1, No. 311, Yanxin Road, Huishan Economic Development Zone, Wuxi, China

Unified Social Credit Code:

Party C1: Gao Xiaofeng, a Chinese citizen, whose identity card number is 3202221971;

Party C2: Hua Lugang, a Chinese citizen, whose identity card number is 3204021972.

Party C1 and Party C2 are collectively referred to as “Party C”. Party A, Party B and Party C are hereinafter each referred to as a “Party” and collectively as the “Parties”.

Whereas:

1.	Party A is a wholly foreign-owned enterprise registered in China, approved by the relevant Chinese government departments can be engaged in: network education technology in the field of technology consulting, technology development and technical services; network technology, electronic technology, computer technology development, technology consulting, technical services, technology transfer; conference services; exhibition services; cultural and artistic exchanges and planning; marketing planning; corporate image planning; business information consulting (excluding investment consulting); business management consulting. (Items subject to approval by law, can only carry out business activities after approval by the relevant departments) General: to engage in investment activities with its own funds (in addition to items subject to approval by law, with a business license to independently carry out business activities according to law);

2.	Party B is a domestic company registered in China and approved by the relevant Chinese government departments to engage in: technology development and technical services in the field of computer communication information technology; online vocational education and training business; value-added telecommunication business; broadcasting and television program production; online retailing of audio-visual products; engaging in business internet cultural activities; design and construction of computer network engineering; network system integration services; computer Software and hardware development and sales. (Items subject to approval by law can only be carried out after approval by relevant departments);

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3.	Party C owns one hundred percent (100%) of Party B in the aggregate;

4.	For the purpose of the Offshore Listing, on July 17, 2019, Party A and Party B entered into the Exclusive Business Cooperation Agreement, Party A and Party C entered into the Authorization Agreement, and Party A, Party B and Party C entered into the Exclusive Purchasing Right Agreement and the Equity Interest Pledge Agreement (collectively, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Authorization Agreement and the Equity Interest Pledge Agreement are referred to as the “VIE Agreements”) to complete the establishment of VIE structure;

5.	Now, due to the change of market environment and the adjustment of development strategy, after friendly negotiation, the parties agreed to dismantle the VIE structure.

Accordingly, the parties have entered into this agreement as follows in relation to the dismantling of the said VIE structure by consensus:

1.	Purpose of the agreement

The parties agree to carry out the dismantling of the VIE structure in accordance with the terms and conditions of this Agreement, and to specify the relevant steps, responsibilities and subsequent matters to ensure that the interests of the parties are properly dealt with.

Each party undertakes that it has entered into and is performing this Agreement within the scope of its legal personality and its business operations or with independent civil capacity, has taken the necessary corporate actions and been duly authorized and has obtained the consents and approvals of third parties and governmental agencies and is not in breach of any laws or other restrictions binding on or affecting it.

2.	VIE Structure Overview

“VIE structure” is an arrangement whereby Party A controls Party B’s operations and earnings through VIE agreements, but does not directly hold Party B’s equity. The financial statements of Party B, as a variable interest entity of Party A, have been consolidated into Party A’s consolidated financial statements.

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Pursuant to the Exclusive Business Cooperation Agreement, Party A agrees to accept Party B’s appointment as Party B’s exclusive service provider to provide Party B with comprehensive technical support, consulting services and other related services, including but not limited to: technical services, network support, business consulting, intellectual property rights licensing, rental of equipment or office space, marketing consulting, system integration, product development and system maintenance. Party B agrees to accept Party A’s services and pay Party A the service fee on a quarterly basis. The service fee shall not be less than ninety percent (90%) of Party B’s total net revenue for that quarter. Party A has the right to adjust the standard of service fee at any time according to the quantity and content of consulting services it provides to Party B.

Pursuant to the Exclusive Purchasing Right Agreement, Party B agrees that Party A may, subject to the laws of the PRC, at any time, purchase from Party B, or designate one or more persons (hereinafter referred to as the ‘‘Designated Person(s)’’) to purchase from Party B, all or part of the equity interests in Party C held by Party B at any time in accordance with the steps to be determined by Party A in its sole discretion and at the price agreed upon in the Agreement. No third party other than Party A and its designee shall have the right to purchase the aforesaid equity interests or any other rights in relation to the equity interests in Party C held by Party B.

Pursuant to the Authorization Agreement, Party C authorizes Party A, as its sole agent and attorney, to act on behalf of Party C in respect of all matters relating to the equity interests of Party B, including but not limited to: 1) attending the shareholders’ meeting of Party B; 2) to exercise all the rights of shareholders and shareholders’ voting rights enjoyed by Party C in accordance with the laws of the PRC and the Articles of Association of the Party B, including but not limited to selling, transferring, pledging or disposing of a part or the whole of Party B’s equity interests; and 3) to designate and appoint on behalf of Party C the legal representative (chairman of the board of directors), directors, supervisors, general manager and other senior management personnel of Party B.

Pursuant to the Equity Interest Pledge Agreement, in order to ensure that Party A, as the pledgee, receives from Party B all payments due and payable by Party B, including but not limited to the Service Fee, Party C, as the pledgor, pledged all of the equity interests it owns in Party B as security for Party B’s obligation to pay the Service Fee under the Exclusive Business Cooperation Agreement.

3.	VIE structure dismantling arrangement

The parties agree that, as of the Effective Date of this Agreement, the

3.1.	The VIE Agreements are fully terminated.

3.2.	Party B shall ensure that it operates its business independently and is no longer dependent on any form of control by Party A.

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3.3.	The parties shall jointly complete all legal, financial and tax procedures relating to the dismantling of the VIE structure. Within seven (7) business days from the Effective Date of this Agreement or such other period as the parties may agree in writing, Party A and Party C shall submit the Application for Deregistration of Equity Pledge to the company registration authority and complete all the procedures for deregistration of equity pledge within thirty (30) business days from the date on which the application for deregistration of equity pledge is formally accepted by the company registration authority.

3.4.	Other than agreed in this Agreement, the Equity Transfer Agreement, the Release of Equity Interest Pledge Agreement, the Loan Repayment Contract and the Copyright License Agreement, the parties shall not have any rights and obligations to each other in relation to the VIE structure and warrant that each party will not require the other party to perform its outstanding obligations under the VIE Agreements in any form.

4.	Financial Arrangements

4.1.	The parties shall make accounting treatment for the dismantling of the VIE structure in accordance with PRC accounting standards.

4.2.	The parties shall deal with the tax liabilities that may arise from the dismantling of the VIE structure in accordance with the relevant PRC tax laws and regulations.

4.3.	The parties acknowledge that, as of the Effective Date of this Agreement, Party B has paid to Party A the Service Fee of RMB (in the same currency as below) of [ ] yuan in accordance with the Exclusive Business Cooperation Agreement, and the Service Fee of [ ] yuan are still due to Party A. Party B shall pay the aforesaid unpaid amount payable to Party A’s designated account by [ date ].

4.4.	The parties acknowledge that, as of the effective date of this Agreement, Party B has not yet repaid Party A the total amount of the loan amount of Ten Million Seven Hundred Thousand Yuan (¥ 10,700,000), and Party A and Party B will sign a separate “Loan Repayment Contract” to agree on the repayment of the loan.

5.	Business Arrangements

5.1.	After the dismantling of the VIE structure, Party B agrees to grant Party A a license to use, without compensation, its legally owned copyrights relating to courseware copyrights, software copyrights and other copyrights relating to the Nengong Education Cloud Online Platform. Party A and Party B will sign a separate “Copyright License Agreement” to agree on the copyright licensed use.

5.2.	Party B agreed to transfer its equity interest in Fujian Pingtan Ocean Fishery Group Co., Ltd. to Party A in accordance with the Equity Transfer Agreement.

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6.	Applicable law and dispute resolution

6.1.	The signing, effectiveness, interpretation, fulfillment, modification and termination of this Agreement, as well as the handling of disputes relating to this Agreement shall be governed by the laws of China.

6.2.	In the event of any dispute arising out of the interpretation and performance of this Agreement, the parties shall negotiate in good faith to resolve the dispute. If the parties fail to agree on the settlement of such dispute by negotiation within thirty (30) days after the request of either party to settle the dispute by negotiation, either party may submit the dispute to the Shanghai International Arbitration Center for settlement by arbitration in accordance with its arbitration rules then in effect. The arbitration shall take place in Shanghai and the language of the arbitration shall be Chinese. The arbitral award shall be final and binding on the parties.

6.3.	In the event of any dispute arising out of the interpretation and performance of this Agreement, or in the event that any dispute is in the process of arbitration, the parties hereto shall continue to exercise their respective rights and perform their respective obligations hereunder, except with respect to the matter in dispute.

7.	Confidentiality

7.1.	Each party acknowledges that any oral or written information exchanged by it in connection with this Agreement is confidential. Each party shall keep all such information confidential and shall not disclose any such information to any third party without the written consent of the other party, except to the extent that (a) such information already is or becomes known to the public (but not as a result of disclosure to the public by one of the recipients of the information), (b) such information is required to be disclosed by applicable law or the rules or regulations of any stock exchange, or (c) information required to be disclosed to its shareholders, directors, employees, legal or financial advisors by any party in connection with the transactions contemplated hereunder and such shareholders, directors, employees, legal or financial advisors shall be subject to obligations of confidentiality similar to the obligations set forth herein. Any disclosure of any Confidential Information by any staff or organization employed by any party shall be deemed to be a disclosure of such Confidential Information by such party, and such party shall be fully liable for and bear the consequences of any breach of this Agreement.

7.2.	This Article shall remain in effect regardless of the termination of this Agreement for any reason.

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8.	Notifications

8.1.	All notices and other communications required or permitted to be given under this Agreement shall be delivered by hand or sent by postage prepaid certified mail, commercial courier service, or facsimile to the addresses designated by the parties. Each notice shall also be sent for additional confirmation by email. The date on which such notice shall be deemed to have been validly served shall be determined as follows:

8.1.1.	A notice shall be deemed to have been validly served on the date of delivery or rejection at the address designated for the receipt of the notice if it is given by hand delivery, courier service or registered mail, postage prepaid.

8.1.2.	A notice shall be deemed to have been validly served on the date of successful transmission if it is sent by facsimile (which shall be evidenced by an automatically generated transmission confirmation message).

The addresses of the parties for the purposes of the notice are set forth below:

Party A:	Skillful Craftsman Network Technology (WUXI) Co. Ltd.
Address:	Room 0405, Building 1, No. 311, Yanxin Road, Huishan Economic Development Zone, Wuxi, China
Recipient:	[ ]
Phone:	[ ]

Party B:	Wuxi Kingway Technology Co. Ltd.
Address:	Room 0403, Building 1, No. 311, Yanxin Road, Huishan Economic Development Zone, Wuxi, China
Recipient:	[ ]
Phone:	[ ]

Party C1:	Gao Xiaofeng
Address:	[ ]
Recipient:	[ ]
Phone:	[ ]

Party C2:	Hua Lugang
Address:	[ ]
Recipient:	[ ]
Phone:	[ ]

9.	Transfer

9.1.	Party B may not assign any of your rights and obligations under this Agreement to any third party without Party A prior written consent.

9.2.	Party B agrees that Party A may assign its rights and obligations under this Agreement to any third party without Party B’s consent by giving Party B prior written notice.

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10.	Others

10.1.	If one or more of the covenants herein is held to be invalid, illegal or unenforceable in any respect under any law or regulation, the validity, legality or enforceability of the remaining covenants herein shall not be affected or impaired in any respect. The parties shall negotiate in good faith to replace such invalid, illegal or unenforceable covenants with those are valid to the fullest extent permitted by law and the parties’ expectations, and such valid covenants shall have economic effects that are as similar as possible to the economic effects of such invalid, illegal or unenforceable covenants.

10.2.	Any modifications and supplements to this Agreement shall be in writing. Modification and supplemental agreements signed by the parties in connection with this Agreement shall be an integral part of this Agreement and shall have the same legal effect as this Agreement.

10.3.	Unless otherwise agreed in this Agreement, any unilateral termination of this Agreement proposed by either party shall require the written consent of the other party and sign a written termination agreement.

10.4.	This Agreement shall enter into force on the effective date set forth at the beginning of this document after it has been signed by the parties or their authorized representatives and affixed with their official seals or contract seals. Unless otherwise agreed by the parties, this Agreement shall continue in force. The rights and obligations of the parties under articles 7 and 8 shall survive the termination of this Agreement.

10.5.	This Agreement shall be executed in four (4) copies, one (1) for each party, and each shall have the same legal effect.

(No text below)

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IN WITNESS WHEREOF, the parties have caused this Termination Agreement of VIE Agreements to be executed by their authorized representatives on the date set out at the beginning of this document.

Party A: Skillful Craftsman Network Technology (WUXI) Co., Ltd. (Seal)

Signature:
Name:	[ ]
Position:	[ ]

Party B: Wuxi Kingway Technology Co., Ltd. (seal)

Signature:
Name:	[ ]
Position:	[ ]

Party C1: Gao Xiaofeng

Signature:

Party C2: Hua Lugang

Signature:

signature page

Annex B

Equity Interest Pledge Release Agreement

THIS Equity Interest Pledge Release Agreement (this “Agreement”) is made and entered into as of the day of _______, 2025 (the “Effective Date”), by and between the following parties, in the City of Wuxi, Jiangsu Province, People’s Republic of China (the “PRC”), excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, for the purpose of this Agreement.

Party A (pledgee): Skillful Craftsman Network Technology (WUXI) Co. Ltd.

Address: Room 0405, Building 1, No. 311, Yanxin Road, Huishan Economic Development Zone, Wuxi, China Unified Social Credit Code:

Party B (pledgor): Gao Xiaofeng (Chinese citizen, his identity card number:

320222197) Hua Lugang (Chinese citizen, his identity card number: 3204021972)

Party C: Wuxi Kingway Technology Co. Ltd.

Address: Room 0403, Building 1, No. 311, Yanxin Road, Huishan Economic Development Zone, Wuxi, China Unified Social Credit Code

Party A, Party B and Party C are hereinafter each referred to as a “Party” and collectively as the “Parties”.

Whereas:

1.	The Pledgor are Chinese citizens and, as at the effective date of this Agreement, holds in aggregate one hundred percent (100%) of the equity interest in Party C, representing Party C’s registered capital of RMB (in the same currency below) 10 million yuan. Party C is a limited liability company incorporated in Wuxi City, PRC.

2.	The Pledgee is a wholly foreign-owned enterprise registered in China. The Pledgor has entered into an Exclusive Business Cooperation Agreement with Party C; the Pledgor has entered into an Exclusive Purchasing Right Agreement with the Pledgor and Party C; and the Pledgor has signed an Authorization Agreement authorizing the Pledgor.

3.	In order to secure the obligations of Party C and the Pledgor under the Transaction Documents, the Pledgor pledged all of the equity interests owned by the Pledgor in Party C to the Pledgee, and the parties entered into the Equity Interest Pledge Agreement dated July 17, 2019 (the “Original Agreement”).

4.	On _____, 2025, due to future business development, the parties agreed by consensus to terminate the original agreement and release the pledged security made by the pledgor to the pledgee.

Accordingly, the parties agree on the release of the equity pledge and enter into this agreement as follows:

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1.	definition

Unless otherwise provided in this Agreement, the following terms shall have the meanings set forth herein:

1.1	Pledge: means a security right granted by the pledgor to the pledgee pursuant to article 2 of the original agreement, i.e. the right of the pledgee to be paid in priority for the price of the pledged equity by the pledgor to the pledgee, or the price of the pledged equity at auction or sale.

1.2	Pledged Equity Interests: the one hundred percent (100%) equity interests in Party C currently held by the Pledgor in aggregate, representing the registered capital of Party C of RMB 10 million and all equity interests in Party C legally acquired by the Pledgors in the future.

1.3	Transaction Documents: means the Exclusive Business Cooperation Agreement, dated July 17, 2019, by and between Party C and the Pledgee; the Exclusive Purchasing Right Agreement, dated July 17, 2019, by and among the Pledgor, Party C and the Pledgee and the Authorization Agreement, dated July 17, 2019, by and between the Pledgor and the Pledgor, together with any modifications, amendments and/or restatements of the foregoing.

2.	Release of pledge

2.1	The Pledgee agrees to release the pledge guarantee made by the Pledgor in respect of the Transaction Documents. The original agreement will be terminated as of the date of completion of the registration procedures for the cancellation of the pledge of the pledged shares.

2.2	The Pledgor and Party C guarantee that they will submit the Application for Deregistration of Equity Pledge within seven (7) days from the date of signing of this Agreement and complete all procedures for deregistration of equity pledge within thirty (30) working days from the date when the application for deregistration of equity pledge is formally accepted by the registration authority.

2.3	Except as otherwise agreed herein, the parties shall have no further rights or obligations to each other with respect to the original agreement, and each party warrants that it will not require the other party to perform in any manner whatsoever any of its outstanding obligations under the original agreement.

3.	Representations and Warranties of the Pledgor and Party C

The Pledgor and Party C hereby jointly and severally represent and warrant to Party A as of the Effective Date of this Agreement as follows:

3.1	Both the Pledgor and Party C have full power, capacity and authority to enter into this Agreement and to perform their obligations hereunder.

3.2	Other than the Pledged Equity Interests, the Pledgor has not created any other security interests or other encumbrances on the Pledged Equity Interests.

3.3	Neither the execution nor performance of this Agreement will (i) result in a violation of any relevant PRC law; (ii) conflict with Party C’s Articles of Association or other organizational documents; (iii) result in a breach of, or constitute a default under, any contract or document to which it is a party or by which it is bound; (iv) result in a breach of any license or approval issued or granted to any party and/or any condition to its continuous validity; or (v) result in the suspension or revocation of, or the imposition of conditions on, any license or approval granted to any party.

4.	Processing fee and other fees

All costs and out-of-pocket expenses in connection with this Agreement, including but not limited to legal fees, labor costs, stamp duty and any other taxes and fees, shall be borne by Party C.

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5.	Transfer

Neither the Pledgor nor Party C may transfer or assign their rights and obligations under this Agreement except with the prior consent of the Pledgee.

6.	Confidentiality

6.1	Each party acknowledges that any oral or written information exchanged by it in connection with this Agreement is confidential. Each party shall keep all such information confidential and shall not disclose any such information to any third party without the written consent of the other party, except to the extent that (a) such information is or will become known to the public (but not as a result of disclosure to the public by one of the recipients of the information), (b) such information is required to be disclosed by Applicable Laws or by the rules or regulations of any stock exchange or (c) information required to be disclosed by either party in connection with the transactions contemplated hereunder to its shareholders, directors, employees, legal or financial advisors, and such shareholders, directors, employees, legal or financial advisors shall be subject to obligations of confidentiality similar to the obligations set forth herein. Any disclosure of any Confidential Information by any staff or organization employed by either party shall be deemed to be a disclosure of such Confidential Information by such party, and such party shall be fully liable for and bear the consequences of any breach of this Agreement.

6.2	This Article shall remain in effect regardless of the termination of this Agreement for any reason.

7.	Applicable law and dispute resolution

7.1	The signing, entry into force, interpretation, fulfillment, modification and termination of this Agreement, as well as the handling of disputes and controversies relating to this Agreement shall be governed by the laws of China.

7.2	Any dispute arising out of the interpretation and performance of this Agreement shall first be resolved by the parties to this Agreement by way of amicable negotiation. If the dispute cannot be resolved through negotiation, then either party may submit the dispute to the Shanghai International Arbitration Center for arbitration in accordance with its arbitration rules then in force. The place of hearing of the arbitration shall be Shanghai. The arbitral award shall be final and binding on the parties.

7.3	In the event of any dispute arising out of the interpretation and performance of this Agreement, or in the event that any dispute is in the process of arbitration, the parties hereto shall continue to exercise their respective other rights and perform their respective other obligations hereunder, except with respect to the matter in dispute.

8.	Others

8.1	If one or more of the covenants herein is held to be invalid, illegal or unenforceable in any respect under any law or regulation, the validity, legality or enforceability of the remaining covenants herein shall not be affected or impaired in any respect. The parties shall negotiate in good faith to replace such invalid, illegal or unenforceable covenants with covenants that are valid to the fullest extent permitted by law and the parties’ expectations, and such valid covenants shall have economic effects that are as similar as possible to the economic effects of such invalid, illegal or unenforceable covenants.

8.2	Any modifications and supplements to this Agreement shall be in writing. Modification and supplemental agreements signed by the parties in connection with this Agreement shall be an integral part of this Agreement and shall have the same legal effect as this Agreement.

8.3	Unless otherwise agreed in this Agreement, any unilateral termination of this Agreement proposed by either party shall require the written consent of the other party and a signed written termination agreement.

8.4	This Agreement shall enter into force on the effective date set forth at the beginning of this document after it has been signed by the authorized representatives of the parties and affixed with their official seals or contract seals.

8.5	This Agreement shall be executed in five (5) copies, one (1) copy for each party and the remaining one (1) copy for the purpose of registration and shall have the same legal effect.

[No text below]

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IN WITNESS WHEREOF, the parties have caused this “Equity Interest Pledge Release Agreement “ to be executed by their authorized representatives on the date set out at the beginning of this document and shall become effective.

Pledgee:	Skillful Craftsman Network Technology (WUXI) Co. Ltd.
Signature:
Name:
Title:

Pledgor:	Gao Xiaofeng
Signature:

Pledgor:	Hua Lugang
Signature:

Party C:	Wuxi Kingway Technology Co. Ltd.

Signature:
Name:
Title:

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